UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

TABLE OF CONTENTS

1.       Intelligent Content Enterprises Inc., News Release issued on January 23, 2017 as filed on Sedar on January 24, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

January 24, 2017	INTELLIGENT CONTENT ENTERPRISES INC.

By: /s/ James Cassina
Name: James Cassina
Title: Chief Executive Officer

ITEM 1

Intelligent Content Enterprises Completes Transaction

TORONTO, ON / ACCESSWIRE / January 23, 2017 / INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB: ICEIF, CSE: ISP) ("ICE" or the "Company") announces it has closed the settlement agreement with Digital Widget Factory Inc., (the “Vendor”) a Belize company, to effectively unwind its previous acquisition of the assets of the Vendor (the “Acquired Assets”) initially acquired by ICE pursuant to an asset purchase agreement with the Vendor dated March 4, 2016.

As disclosed in the Company's press release on December 23, 2016, following disputes between the parties concerning the Acquired Assets, ICE and the Vendor entered into an agreement (the “Settlement”) providing for ICE to return all of the Acquired Assets, consisting primarily of a series of websites with previously stated attributes housed under the url digiwidgy.com. In return, the Vendor returned all of the shares issued to the Vendor as consideration for the Acquired Assets, being 12,500,000 common shares and 5,750,000 preference shares (the “Consideration Shares”) for cancellation by ICE. The Settlement closed on January 20, 2017 providing for the cancellation of the Consideration Shares. On this basis the Company has approximately 26.5 million common shares and no preferred shares issued and outstanding. ICE no longer has an interest in the digiywidgy.com websites or the name Digital Widget Factory.

The Company's strategy continues to be to drive revenues through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.  The Company is in the advanced stages of developing its own technology based platform creating a digital media asset designed to showcase better content and deliver digital media to engage social discourse while facilitating advertising and eCommerce all to improve the overall user experience.

The Company recently announced it had made an application to the Ontario Securities Commission for a management cease trade order pursuant to National Policy 12-203 – Management Cease Trade Orders, as the Company was unable to file its annual financial statements, management discussion and analysis and related Chief Executive Officer and Chief Financial Officer certificates for its fiscal year-ended August 31, 2016 (the "Required Filings") before the December 29, 2016 filing deadline (the "Filing Deadline"), but that application was denied. A cease trade order (“CTO”) against ICE was issued on January 9, 2017 by the Ontario Securities Commission.

With the Settlement now being completed, the Company is working with its auditors to apply the appropriate accounting treatment in respect of the Settlement, and anticipates it will complete the Required Filings and have the CTO removed within the next 30 days.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. is an emergent Media and Internet company that focuses on the experience of the website user. ICE's strategy is to drive revenue through technologies and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

Intelligent Content Enterprises Inc. is a publicly traded company on the OTCQB Markets under the symbol "ICEIF" and listed on the Canadian Securities Exchange under the symbol "ISP". The Company is currently subject to a cease trade order issued by the Ontario Securities Commission

For further information, please contact:

Intelligent Content Enterprises Inc. Attention Ritwik Uban

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements or future oriented financial information under applicable securities laws. The forward-looking information includes, without limitation, successful completion of the proposed transaction, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management’s analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law

Safe Harbor Statement

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K filings with the Securities and Exchange Commission.